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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                           ---------------------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)
                    Under the Securities Exchange Act of 1934

                               WEBVAN GROUP, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                                 $.001 PAR VALUE
                         (Title of Class of Securities)

                           ---------------------------

                                    9445V103
                                 (Cusip Number)

                                   Daniel Lee
                              HomeGrocer.com, Inc.
                             Chief Financial Officer
                             10230 N.E. Points Drive
                           Kirkland, Washington 98033
                                 (425) 201-7500
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                  June 25, 2000
             (Date of Event which Requires Filing of this Statement)

                           ---------------------------

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(c), 13d-1(f) or 13d-1(g), check the following: [ ]

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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




                                  SCHEDULE 13D

CUSIP No. 9445V103                                       Page 2 of 6 Pages



1         NAME OF REPORTING PERSON
          HomeGrocer.com, Inc.

          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          911883406

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)  [ ]
                                                                       (b)  [ ]

3         SEC USE ONLY

4         SOURCE OF FUNDS

          00


5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                [ ]

          Not applicable.

6         CITIZENSHIP OR PLACE OF ORGANIZATION

          State of Washington

           NUMBER OF SHARES              7        SOLE VOTING POWER
      BENEFICIALLY OWNED BY EACH                  132,962,207(1)
         REPORTING PERSON WITH
                                         8        SHARED VOTING POWER
                                                  Not Applicable

                                         9        SOLE DISPOSITIVE POWER
                                                  Not Applicable

                                        10        SHARED DISPOSITIVE POWER
                                                  Not Applicable

11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           132,962,207(2)

12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES   [ ]

13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           40%

14         TYPE OF REPORTING PERSON
           CO
----------
(1) 132,962,207 shares of Webvan Group, Inc. ("Webvan") common stock (the "Shares") are subject to a Voting Agreement entered into by HomeGrocer, Inc. ("HomeGrocer") and certain stockholders of Webvan (See Item
      4 below) (the "Stockholders"). Pursuant to the Voting Agreement, the Stockholders have agreed, at every Webvan stockholders meeting and on every action or approval by written consent in lieu of such meeting, to cause the Shares to be voted (i) in favor of the issuance of shares of Webvan common stock pursuant to the Merger Agreement (the "Share Issuance"), (ii) in favor of any matter that could reasonably be expected to facilitate the Share Issuance, (iii) against any matter that could reasonably be expected to prevent the Share Issuance, (iv) against any Parent Acquisition Proposal (as defined in the Merger Agreement discussed in Item 4 below) and (v) against any matter that could be reasonably be expected to facilitate any Parent Acquisition Proposal.

(2) HomeGrocer expressly disclaims beneficial ownership of any of the shares of Webvan common stock covered by the Voting Agreement. Based on the number of shares of Webvan common stock outstanding as of June 21, 2000 (as represented by Webvan in the Merger Agreement discussed in Item 4 below), the number of shares of Webvan common stock indicated represents approximately 40% of the outstanding Webvan common stock.

   Item 1.  Security and Issuer.

     This statement on Schedule 13D (this "Statement") relates to the common stock of Webvan Group, Inc., a Delaware corporation (sometimes referred to herein as "Issuer" or "Webvan"). The principal executive offices of Webvan are located at 310 Lakeside Drive, Foster City, California 94404.

   Item 2.  Identity and Background.

     (a) The name of the corporation filing this statement is HomeGrocer.com, Inc. a Washington corporation ("HomeGrocer").

     (b) The address of HomeGrocer's principal business is 10230 N.E. Points Drive, Kirkland, Washington
98033.

     (c) HomeGrocer is an Internet retailer of grocery and other consumer products. HomeGrocer operates its own distribution system providing next-day delivery of products within a customer-designated delivery period.

     (d) Neither HomeGrocer, nor to HomeGrocer's knowledge, any person named on Schedule A attached hereto is required to disclose legal proceedings pursuant to Item 2(d).

     (e) Neither HomeGrocer, nor to HomeGrocer's knowledge, any person named on Schedule A attached hereto is required to disclose legal proceedings pursuant to Item 2(e).

     (f) To HomeGrocer's knowledge each of the individuals identified on Schedule A attached hereto is a citizen of the United States.

     Set forth on Schedule A is the name, and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of HomeGrocer as of the date hereof.

   Item 3.  Source and Amount of Funds or Other Consideration.

      As an inducement for HomeGrocer to enter into the Merger Agreement described in Item 4 and in consideration thereof, certain stockholders of Webvan listed on Schedule B attached hereto (the "Stockholders") entered into a Voting Agreement (See Item 4). HomeGrocer did not pay additional consideration to the Stockholders in connection with the execution and delivery of the Voting Agreement. In addition, the Stockholders granted HomeGrocer an irrevocable proxy with respect to the voting of the shares for the matters covered by the Voting Agreement.

      References to, and descriptions of, the Merger, the Merger Agreement and the Voting Agreement as set forth herein are qualified in their entirety by reference to the copies of the Merger Agreement and the Voting Agreement, respectively, included as Exhibits 1 and 2, respectively, to this Schedule 13D, and are incorporated herein in their entirety where such references and descriptions appear.

   Item 4.  Purpose of Transaction.

      (a) - (b) Pursuant to an Agreement and Plan of Merger dated as of June 25, 2000 (the "Merger Agreement"), among HomeGrocer, Robin Merger Corporation, a Delaware corporation and wholly-owned subsidiary of Webvan ("Merger Sub"), and Webvan, and subject to the conditions set forth therein (including approval by stockholders of HomeGrocer and Webvan), Merger Sub will merge with and into HomeGrocer and HomeGrocer will become a wholly-owned subsidiary of Webvan (such events constituting the "Merger"). Once the Merger is consummated, Merger Sub will cease to exist as a corporation and all of the business, assets, liabilities and obligations of Merger Sub will be merged into HomeGrocer with HomeGrocer remaining as the surviving corporation (the "Surviving Corporation").

      As a result of the Merger, each outstanding share of HomeGrocer common stock, other than shares owned by Merger Sub, Webvan or any wholly-owned subsidiary of Webvan, will be converted into the right to receive 1.07605 shares (the "Exchange Ratio") of Webvan common stock, and each outstanding option to purchase HomeGrocer common stock will be exchanged for an option to purchase shares of Webvan common stock according to the Exchange Ratio.

      The Stockholders have, by executing a Voting Agreement, agreed to vote the 132,962,207 shares of Webvan common stock (the "Shares") beneficially owned by it as described below.

      Pursuant to the Voting Agreement, the Stockholders have agreed, at every Webvan stockholders meeting and on every action or approval by written consent in lieu of such meeting, to cause the Shares to be voted (i) in favor of the issuance of shares of Webvan Common Stock pursuant to the Merger Agreement (the "Share Issuance"), (ii) in favor of any matter that could reasonably be expected to facilitate the Share Issuance, (iii) against any matter that could reasonably be expected to prevent the Share Issuance, (iv) against any Parent Acquisition Proposalas defined in the Merger Agreement and (v) against any matter that could be reasonably be expected to facilitate any Parent
Acquisition Proposal. The Stockholders may vote the Shares on all other matters. The Voting Agreement terminates upon the earlier to occur of (i) such date and time as the Merger Agreement shall have been terminated pursuant to
Article VII thereof, or (ii) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Merger Agreement. Together with the Voting Agreement, the Stockholders delivered an irrevocable proxy to HomeGrocer with respect to the voting of the shares for the matters covered by the Voting Agreement.

      The purpose of the transactions under the Voting Agreement are to enable HomeGrocer and Webvan to consummate the transactions contemplated under the Merger Agreement.

      (c)    Not applicable.

      (d) Pursuant to the Merger Agreement, the Board of Directors of Webvan has agreed to take all actions necessary such that (a) James Barksdale and one other individual to be mutually agreed upon by Webvan and HomeGrocer (or in the event that either or both of such individuals is unable or unwilling to serve on the Board of Directors of Webvan, then other individuals designated by HomeGrocer and reasonably acceptable to Webvan) shall be appointed to the Board of Directors of Webvan as of the consummation of the Merger with terms expiring at the 2002 and 2003 annual meetings of Webvan's stockholders and (b) upon such appointment the Board of Directors of Webvan will be comprised of eight members.

      (e) Other than as a result of the Merger described in Item 4(a) above, not applicable.

      (f)    Not applicable.

      (g)    Not applicable.

      (h) - (i) If the Merger is consummated as planned, the HomeGrocer common stock will be deregistered under the Act and delisted from the Nasdaq National Market.

      (j) Other than described above, HomeGrocer currently has no plan or proposals which relate to, or may result in, any of the matters listed in Items 4(a) - (j) of Schedule 13D (although HomeGrocer reserves the right to develop such plans).

      References to, and descriptions of, the Merger Agreement and the Voting Agreement as set forth above in this Item 4 are qualified in their entirety by reference to the copies of the Merger Agreement and the Voting Agreement, respectively, included as Exhibits 1 and 2, respectively, to this Schedule 13D, and are incorporated in this Item 4 in their entirety where such references and descriptions appear.

   Item 5. Interest in Securities of the Issuer.

      (a) - (b) As a result of the Voting Agreement, HomeGrocer may be deemed to be the beneficial owner of 132,962,207 shares of Webvan common stock. Such Webvan common stock constitutes approximately 40% of the issued and outstanding shares of Webvan common stock based on the number of shares of Webvan common stock outstanding as of June 21, 2000 (as represented by Webvan in the Merger Agreement discussed in Item 4 above). HomeGrocer may be deemed to have the sole power to vote the Shares with respect to those matters described above. However, HomeGrocer (i) is not entitled to any rights as a stockholder of Webvan as to the Shares and (ii) disclaims any beneficial ownership of the shares of Webvan common stock which are covered by the Voting Agreement.

      (c) To the knowledge of HomeGrocer, no transactions in the class of securities reported have been effected during the past sixty days by any person named pursuant to Item 2.

      (d) To the knowledge of HomeGrocer, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of Webvan.

      (e)   Not Applicable.

   Item 6. Contracts, Arrangements, Understanding or Relationships With Respect to Securities of the Issuer.

      Other than the Merger Agreement and the exhibits thereto, including the Voting Agreement, to the knowledge of HomeGrocer, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 and between such persons and any person with respect to any securities of Webvan, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

   Item 7. Materials to be Filed as Exhibits.

      The following documents are filed as exhibits:

      1. Agreement and Plan of Merger, dated June 25, 2000, by and among HomeGrocer, Merger Sub and Webvan.

      2. Voting Agreement, dated June 25, 2000, between HomeGrocer and certain stockholders of Webvan as listed on Schedule B hereto.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 5, 2000

HOMEGROCER.COM, INC.


By:  /s/ Kristin H. Stred
  ----------------------------------------------------
      Kristin H. Stred
      Senior Vice President, General Counsel and Secretary

                                   Schedule A

              DIRECTORS AND EXECUTIVE OFFICERS OF HOMEGROCER, INC.


      The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of HomeGrocer. Except as indicated below, the business address of each such person is 10230 N.E. Points Drive, Kirkland, Washington 98033.

                               BOARD OF DIRECTORS

Name and Address                                 Present Principal Occupation
-----------------------------------         ------------------------------------

Mary Alice Taylor                           Chief Executive Officer and
HomeGrocer.com, Inc.                           Chairman of the Board
10230 N.E. Points Drive
Kirkland, Washington 98033

J. Terrence Drayton                         President and Director
HomeGrocer.com, Inc.
10230 N.E. Points Drive
Kirkland, Washington 98033

Tom A. Alberg                               Director
Madrona Investment Group LLC
1000 Second Avenue, Suite 3700
Seattle, WA 98104

Charles K. Barbo                            Director
Shurgard Storage Centers, Inc.
1155 Valley Street, Suite 400
Seattle, WA 98109

James L. Barksdale                          Director
The Barksdale Group
2730 Sand Hill Road
Menlo Park, CA 94025

Mark P. Gorenberg                           Director
Hummer Winblad Venture Partners
2 South Park, 2nd Floor
San Francisco, CA 94107

Jonathan D. Lazarus                         Director
2835-82nd Mercer Island, Suite 310
Mercer Island, WA 98040

Douglas Mackenzie                           Director
Kleiner Perkins Caufield & Byers
2750 Sand Hill Road
Menlo Park, CA 94025

David Risher                                Director
Amazon.com
P.O. Box 81226
1200 - 12th Ave. So.
Seattle, WA 98108

Philip S. Schlein                           Director
U.S. Venture Partners
2180 Sand Hill Road, Suite 300
Menlo Park, CA 94025



                        EXECUTIVE OFFICERS OF HOMEGROCER

 Name                        Title
--------                    ------

Mary Alice Taylor           Chief Executive Officer and Chairman of the Board

J. Terrence Drayton         President and Director

Daniel R. Lee               Senior Vice President and Chief Financial Officer

Rex L. Carter               Senior Vice President of Systems Development &
                            Technology

Ken Deering                 Vice President of Storefront

Robert G. Duffy             Chief Information Officer

Corwin J. Karaffa           Senior Vice President of Operations

Jonathan W. Landers         Senior Vice President of Marketing and Sales

Daniel J. Murphy            Vice President of Merchandising

David A. Pace               Senior Vice President of People Capability

Kristin H. Stred            Senior Vice President, General Counsel and Secretary

                                   Schedule B

    Stockholders of Webvan who have Signed Voting Agreements with HomeGrocer



                                                            Numbers of Shares
Name of Stockholder                                            to be Voted
-------------------------                                -----------------------
Benchmark Capital 1                                           36,521,976

Sunil Bhargava                                                 300,000

Louis H. Borders 2                                            49,329,493

Christos Cotsakos                                             1,095,138

Mark J. Holtzman 3                                              400,000

A. Peter Relan                                                1,803,514

David Rock                                                    1,800,000

Sequoia Capital 4                                             40,462,086

George T. Shaheen                                              125,000




----------
1 Includes shares held by Benchmark Capital Partners, L.P. and Benchmark Founders' Fund, L.P.

2 Includes 36,526,647 shares held by Louis H. Borders Amended and Restated Revocable Trust, and 12,802,846 shares held by ISR GRAT II.

3 Includes shares of Mark J. Holtzman, the Mark Holtzman 2000 GRAT and the Marla Holtzman 2000 GRAT.

4 Includes shares held by Sequoia Capital VII, Sequoia Technology Partners VII, SQP 1997, Sequoia 1997 LLC and Sequoia International Partners.